MATERIAL FACT
LATAM AIRLINES GROUP S.A
Issuer of securities registered in the Securities Registry

Santiago, September 24, 2025

Mrs.
Solange Berstein Jáuregui
President
Commission for the Financial Market
Av. Libertador Bernardo O´Higgins 1449
Santiago

Ref.: Communicate MATERIAL FACT
__________________________

Dear Sir/Madam:

In accordance with the provisions of Article 9 and the second paragraph of Article 10 of Law No. 18,045, and the provisions of General Standard No. 30, duly authorized by the Board of Directors, I inform the Commission for the Financial Market (the “Commission”), as a MATERIAL FACT of LATAM Airlines Group S.A. (the “Company”), the following:

In accordance with the provisions of Article 9 and the second paragraph of Article 10 of Law No. 18,045, and the provisions of General Standard No. 30, duly authorized by the Board of Directors in a session held on this same date, I inform the Commission for the Financial Market (the “Commission”), as a MATERIAL FACT of LATAM Airlines Group S.A. (the “Company”), the following:

1. As of this date, the shareholders who requested the fifth secondary sale under the registration rights agreement (the “Fifth Secondary Sale under the RRA”) have agreed with the banks acting as underwriters of the same, that the ADRs subject of the same be sold to investors in the market at a price of US$43.60 per ADR, which in pesos, legal currency in Chile, represents the equivalent to CLP$41,561.264 per ADR, according to the observed dollar exchange rate informed by the Central Bank of Chile on this date for its publication in the Official Gazette of tomorrow, September 25, 2025. Each ADR represents 2,000 shares of the Company.

2. On this same date, the respective contract has been signed underwriting between (i) the Company, (ii) the selling shareholders and (iii) J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC, in their capacity as underwriters in this secondary sale

3. The Fifth Secondary Sale under the RRA was ultimately for 15,503,784 of the Company's ADRs, and payment for the same will be made on September 26, 2025. The shareholders that will be identified in the filings to be made with the SEC, included in the attached Schedule, acted as seller in the same.

Without further ado, I send you my regards,

Ricardo Bottas Dourado Dos Santos
Chief Financial Officer
LATAM Airlines Group S.A..

c.c.:
Santiago Stock Exchange, Stock Exchange.
Chilean Electronic Stock Exchange, Stock Exchange